N E T W O R K 1 F I N A N C I A L

S E C U R I T I E S , I N C .

November 22, 2017

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: AGM Group Holding, Inc. Registration Statement on Form F-1 (SEC File No. 333-218020)

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of AGM Group Holding, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 3:30 p.m. (EDT), November 22, 2017 or as soon thereafter as practicable.

Very truly yours,

NETWORK 1 FINANCIAL SECURITIES, INC.

By: /s/ Damon D. Testaverde

Name: Damon D. Testaverde

Title: Managing Director

Members FINRA & SIPC

Network 1 Financial Securities, Inc.

The Galleria, 2 Bridge Avenue, Building 2, Red Bank, NJ 07701

(732) 758-9001